Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Jane Street Group, LLC (the "Parent") and a member of the Financial Industry Regulatory Authority, Inc. and The NASDAQ Stock Market LLC.

The Company provides brokerage services to third-party broker-dealer clients and other institutional customers exclusively on an agency basis. Third-party orders are generally executed by matching such orders against a single source of liquidity; contra-side orders provided by affiliate entities. From time to time, the Company may also on-route customer orders directly to various exchanges. Additionally, the Company facilitates intercompany securities transactions amongst certain affiliates. The Company clears its transactions through two clearing brokers on a fully disclosed basis and does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Cash

The Company maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes, or other relevant jurisdictions.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. In accordance with Accounting Standards Codification 740, *Income Taxes*, the Company has not accrued any amounts related to income tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, software, and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation and amortization are provided by the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight line basis over the lease term.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2015
Leasehold improvements	Life of lease*	$ 304,685
Furniture	7	64,882
Equipment	5	956,388
Software	3	59,528
Total fixed assets		1,385,483
Less accumulated depreciation and amortization		579,902
Net fixed assets		$ 805,581

*The corresponding lease is in the name of an affiliate.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2015

2. Summary of Significant Accounting Policies (continued)

New Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. ASU 2014-09 also provides guidance on accounting for certain contract costs, and requires new disclosures. ASU 2014-09, amended by Account Standards Updated 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, is effective for annual reporting periods beginning after December 15, 2018. The Company is still evaluating the effect of this pronouncement on its financial condition.

3. Fair Value of Financial Instruments

At December 31, 2015, the Company did not own any financial assets or liabilities other than cash.

4. Concentration of Credit Risk

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

Additionally, the Company is engaged in brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. In accordance with its clearing agreements, the Company has agreed to indemnify its clearing brokers for losses, if any, which the clearing brokers may sustain from securities transactions introduced by the Company. The risk of default depends on the creditworthiness of each counterparty. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

5. Due from Brokers

The amount included in Due from brokers in the Statement of Financial Condition is primarily composed of clearing deposits held at two clearing firms totaling $6,000,000. The remainder of the balance is a result of commissions from third-party client transactions, offset by various transaction fees.

6. Intercompany and Related Party Transactions

The Parent and an affiliate pay for office space, payroll, and certain operating expenses on behalf of the Company. The Parent also paid for certain fixed assets on the Company's behalf. The amount reflected as Due to Parent in the Statement of Financial Condition is primarily comprised of the unreimbursed portion of these expenses. The total net expense allocated to the Company from its affiliate is netted within the Due from affiliates balance in the Statement of Financial Condition.

For its role as agent, the Company earns commission revenues from its affiliates. For certain third-party client orders the Company earns commissions and may make an incentive payment to its affiliates for acting as a counterparty to such orders. The commissions earned and incentive fee are netted within the Due from affiliates balance in the Statement of Financial Condition.

Upon direction from its Operating Committee, the Parent issues both investor units and equity units (collectively, "the units") of the Parent to certain members, including those that provide services to the Company. The equity unit issuance is done, in part, based upon the member's individual performance and/or service. The investor units are representative of the total consolidated capital of the Parent and the members earn a return on that capital. The equity units are a means of distributing the consolidated residual Profit and Loss of the Parent. All of these units are issued at the Parent level. The equity units, when issued, are normally subject to vesting over a period of up to three years. Both investor units and equity units are subject to redemption by the Parent under certain circumstances as defined in the Amended and Restated Limited Liability Company Agreement of Jane Street Group, LLC. For equity unit awards, the Parent has made a policy election to account for awards to members who provide services to the Company as distributions from equity. As a result, no compensation expense is recorded by the Parent or the Company for services provided by members.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $7,874,378, which exceeded the requirement of $58,650 by $7,815,728.

7. Regulatory Requirements (continued)

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

8. Subsequent Events

The Company has evaluated events through the date that this financial statement was available to be issued.